Jonathan Hatch
Talcott Resolution Law Group
The Hartford
One Hartford Plaza (NP4-TR1)
Hartford, CT 06115
Tel. 1-860-547-4496
jonathan.hatch@thehartford.com

September 2, 2016

Sonny Oh
Senior Counsel
U. S. Securities and Exchange Commission
Division of Investment Management - Disclosure
Review and Accounting Office
100 F Street, NE
Washington, DC 20549
RE:    Hartford Leaders IV 333-148570 Accession 0001628280-16-019374
Dear Mr. Oh:
I have enclosed a courtesy copy of a supplement that Hartford Life Insurance Company and Hartford Life and Annuity Insurance Company ("Hartford") filed on Friday, September 2, 2016. The supplement describes phase two of an annuity commencement date ("ACD") deferral option that Hartford plans to offer to certain of its variable annuity contractholders. Hartford made a substantially identical offer last year and is extending this offer to a different set of products this year. In brief, this option will provide these contract holders with an additional option at their annuity commencement date. Instead of choosing either to annuitize or liquidate their contract, a contractholder may choose a third option, the ACD deferral option. Contractholders who chose this option may defer their ACD to the Annuitant's 100th birthday. During the period from original ACD until deferred ACD, (i) the contractholder's death benefit will be equal to his/her contract value, (ii) optional death benefits and living benefits and their associated fees will terminate and (iii) investments into the fixed accumulation feature will be limited, generally to 20% of their account value.
While Hartford plans to send the supplement to all contract holders who hold relevant contracts, Hartford plans to offer this option at each individual contract holder's ACD. That is, if the offer is available at a contractholder's ACD, Hartford will include the rider and appropriate forms with the package Hartford sends to contractholders who are nearing their ACD.
For your convenience and to assist you to review the supplement, I have also enclosed courtesy copies of the relevant prospectus and the rider we anticipate filing with state insurance departments. I have also enclosed a copy of the supplement filed on December 1, 2015, which described phase one of the offer and a blackline showing the differences between the current supplement and the 2015 supplement.
If you have any questions, please contact me at 860-547-4496 or at jonathan.hatch@thehartford.com.
Very truly yours,
/s/ Jonathan Hatch
Jonathan Hatch